SCHEDULE 13G

Amendment No. 0
PROTEOSTASIS THERAPEUTICS INC
COMMON STOCK
Cusip #74373B109
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] 	  Rule 13d-1(b)
[x] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #74373B109
Item 1: 	   	Reporting Person - FMR LLC
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	1,877,812
Item 6: 	   	0
Item 7: 	   	1,877,812
Item 8: 	   	0
Item 9: 	   	1,877,812
Item 11: 	   	9.825%
Item 12: 	   	HC
Cusip #74373B109
Item 1: 	   	Reporting Person - Abigail P. Johnson
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	United States of America
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	1,877,812
Item 8: 	   	0
Item 9: 	   	1,877,812
Item 11: 	   	9.825%
Item 12: 	   	IN

Item 1(a). 	    	Name of Issuer:

  	  	          	PROTEOSTASIS THERAPEUTICS INC

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	200 Technology Square, 4th Floor
  	  	          	Cambridge, MA 02139
  	  	          	USA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FMR LLC

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 245 Summer Street, Boston, Massachusetts 02210

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 74373B109

Item 3. 	    	Not Applicable

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	1,877,812

  	  	     	(b)    Percent of Class: 	9.825%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
1,877,812

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	1,877,812

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0

Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

	 The interest of one person, F-Prime Capital Partners Healthcare Fund II LP, in the COMMON STOCK of PROTEOSTASIS THERAPEUTICS INC, amounted to 1,877,812 shares or 9.825% of the total outstanding COMMON STOCK at February 17, 2016.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	February 18, 2016
  	Date

  	/s/ Daniel T. Gallagher
  	Signature

  	Daniel T. Gallagher
  	 Duly authorized under Power of Attorney effective as of November 30, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Form 4 filed by FMR LLC on February 18, 2016, accession number:
0000315066-16-005625


Exhibit A


                 Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.


Entity 	ITEM 3 Classification
IMPRESA MANAGEMENT LLC * 	IA


* Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.



                Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC.



                Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on February 18, 2016, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the COMMON STOCK of PROTEOSTASIS THERAPEUTICS INC at February 17, 2016.


  	FMR LLC

  	By /s/ Daniel T. Gallagher
  	Daniel T. Gallagher
  	Duly authorized under Power of Attorney effective as of November 30, 2015, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

  	Abigail P. Johnson

  	By /s/ Daniel T. Gallagher
  	Daniel T. Gallagher
  	Duly authorized under Power of Attorney effective as of June 18, 2014, by and on behalf of Abigail P. Johnson*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Form 4 filed by FMR LLC on February 18, 2016, accession number:
0000315066-16-005625